No Act

P.E. 12/15/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008604

DIVISION OF
CORPORATION FINANCE

February 11, 2016

Meredith Sanderlin Thrower
Dominion Resources Services, Inc.
meredith.s.thrower@dom.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-11-16

Re: Dominion Resources, Inc.
Incoming letter dated December 15, 2015

Dear Ms. Thrower:

This is in response to your letter dated December 15, 2015 concerning the shareholder proposal submitted to Dominion by Joyce A. Loving. We also have received a letter from the proponent dated December 29, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Joyce A. Loving

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 15, 2015

The proposal requests that at least one expert independent director satisfying the criteria described in the proposal be nominated for election to the board.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Joyce A. Loving

*** FISMA & OMB Memorandum M-07-16 ***

Email: *** FISMA & OMB Memorandum M-07-16 ***

December 29, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
(Sent via email to: shareholderproposals@sec.gov)

Re: Response to Dominion Resources Inc. Proposal to Exclude Shareholder Proposal

Ladies and Gentlemen:

On November 19, 2015, I submitted the resolution (provided below) to Dominion Resources, regarding having an independent climate expert recommended for the board. On behalf of Dominion Resources, General Counsel Meredith Thrower stated in her letter of December 15, 2015 the intention to omit this resolution from the proxy materials to be distributed in conjunction with the 2016 annual meeting of shareholders. Ms. Thrower's bases were Rule 14a-8(i)(3) "Impermissibly vague" and Rule 14a-8(i)(6) "Company lacks the power to implement." I hereby submit the following comments urging you to disallow Dominion Resources' intent to omit my proposal. Below is the text of the resolved clause of the resolution:

RESOLVED:
Shareholders request that as elected board directors' terms of office expire, at least one expert independent director* is recommended for Board Election satisfying the described criteria.

*A director is "independent" if, during the preceding three years, he or she was **NOT**

- affiliated with a company that was an advisor or consultant to Dominion;
- employed by or had personal service contract(s) with Dominion or its senior management;
- affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Dominion;
- in a business relationship with Dominion worth at least $100,000 annually;
- employed by a public company at which an executive officer of Dominion serves as a director;
- in a relationship of the sorts described herein with any affiliate of Dominion; and
- a spouse, parent, child, sibling or in-law of any person described above.

Addressing the challenge via Rule 14a-8(i)(3) "Impermissibly vague" : Ms. Thrower states that having the "Proponent's Standard" and the NYSE list of requirements makes this proposal too confusing. This proposal has been presented for a vote to at least 10 companies since 2011, and has been voted on by the governing bodies of those companies at least 17 times since 2011 (many times with votes over 20%)[1]. The list of criteria for the independent director was exactly the same in those other resolutions calling for an independent director with environmental expertise. Obviously, independent of the Proponent's list of criteria, Dominion still has to satisfy all other criteria required by NYSE regulations, state regulations, federal regulations, etc. The fact that in some cases the Proponent's Standard is more exacting simply means that if the resolution were to pass, Dominion would have to meet those standards in addition to the NYSE standards. Using the example from Ms. Thrower's letter, the fact that the Proponent's Standard requires that an independent director receive less than $100K from the Company, and the NYSE standard allows up to $120K, simply means that if the resolution succeeds, the independent director would need to receive less than $100K. Dominion handles this type of requirement assessment often, in their efforts to abide by federal law, state laws, local laws, and NYSE regulations simultaneously. I do not believe that having a "Proponent's Standard" makes this proposal impermissibly vague, and it certainly has not done so in any of the other instances where it has come to a vote.

Addressing the challenge via Rule 14a-8(i)(6) "Company lacks the power to implement": Ms. Thrower states that Dominion cannot comply with this resolution because it could not guarantee that the environmental qualifications of the director would not erode over time. This same resolution has been presented to vote over 17 times since 2011. The same wording has been used to define environmental expertise. The board of Dominion currently has no member with credible climate/environmental expertise; as a company that has been engaged for many years to a great degree in burning coal for electricity, their expertise lies in other areas. Certainly in electing a board member one can never be certain that the electee won't

---

[1] http://www.ceres.org/investor-network/resolutions#!/subject=Governance&year=&company=&filer=&sector=&status=&memo=&all=board

Joyce A. Loving

*** FISMA & OMB Memorandum M-07-16 ***

Email: *** FISMA & OMB Memorandum M-07-16 ***

fall ill, lose mental acuity to a disease like Alzheimer's, fall prey to some consuming vice like drugs or alcohol, fall behind in their technical or financial management expertise, or have their credentials challenged or be perceived as less than authoritative because of prior errors in published materials. However, not electing a board member, who is currently an expert on climate-related risk, merely because he or she may at some point lose technical edge, is not a reasonable justification for Dominion's challenge. There are ample opportunities for board members to seek continuing technical training and education opportunities throughout their tenure on the board and as professionals. Also, should the board member's credentials be found wanting during their tenure, Dominion would have the option to recommend another individual with requisite expertise. In all the other instances of this same resolution coming to a vote at other companies, this has not been discussed as a valid concern.

As the footnoted website indicates, the SEC has clearly approved several shareholder proposals virtually identical to this one to become part of proxy statements. There is no valid reason to prevent Dominion's shareholders, including myself, from voting on this proposal. For the foregoing reasons, I urge you to reject the Company's no action request. I respectfully request that my proposal not be excluded from the proxy materials for the 2016 Annual Meeting of Shareholders, and I request that the SEC take action if Dominion does maintain its intent to so exclude it. Phone or e-mail me with any further questions.

Sincerely,

/s/

Joyce A. Loving

Cc: Sharon L. Burr, Deputy General Counsel, via email
Sharon.L.Burr@dom.com

Meredith Sanderlin Thrower, Senior Counsel, via email
Meredith.S.Thrower@dom.com

Karen Doggett, Assistant Corporate Secretary and Director – Governance, via email
Karen.Doggett@dom.com
Dominion Resources, Inc.
120 Tredegar Street, Richmond, VA 23219

Dominion Resources Services, Inc.
Law Department
P.O. Box 26532, Richmond, VA 23261



Dominion

December 15, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Joyce A. Loving Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2016 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 19, 2015, by Joyce A. Loving ("Ms. Loving" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 23, 2016. I respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Loving any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Shareholders request that as elected board directors' terms of office expire, at least one expert independent director* is recommended for Board Election ***satisfying the described criteria*** [italics and emphasis added].
>
> *A director is "independent" if, during the preceding three years, he or she was **NOT**
>
> - affiliated with a company that was an advisor or consultant to Dominion;
> - employed by or had personal service contract(s) with Dominion or its senior management;
> - affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Dominion;
> - in a business relationship with Dominion worth at least $100,000 annually;
> - employed by a public company at which an executive officer of Dominion serves as a director;
> - in a relationship of the sorts described herein with any affiliate of Dominion; and
> - a spouse, parent, child, sibling or in-law of any person described above.

The words "satisfying the described criteria" appear to refer to the following description contained in the supporting statement:

The independent director would:

- have a high level of expertise in climate science and other environmental matters regarding use of renewable resources to produce electricity and have wide recognition in the business, scientific, climate science, and environmental communities as an authority in these fields; and
- qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director* under the standards applicable to Dominion as an NYSE-listed company.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and, therefore, materially misleading in violation of Rule 14a-9; and

- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

The Company notes that the Proposal is almost identical to a proposal submitted by the Proponent for the 2015 Annual Meeting. The Company was permitted to exclude the 2015 proposal because of certain aspects of that proposal which were in violation of applicable Virginia law. *Dominion Resources, Inc.* (March 23, 2015). The Company's 2015 no action letter request also cited grounds for exclusion under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) which were not spoken to by the Staff due to the Staff's determination on state law grounds. The Company believes, for the reasons outlined below, that the new Proposal is still defective on these grounds; the Proponent made no attempt to address these issues in submitting the new Proposal.

DISCUSSION

I. Rule 14a-8(i)(3) – the Proposal may be excluded because the Proposal is impermissibly vague and indefinite and, therefore, materially misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The Staff has clarified its position on the application of this Rule, noting that shareholder proposals may be excluded under Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). The Staff further indicated that this objection is warranted "where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin No. 14B (September 15, 2004).

The Proposal calls for the appointment to the Company's board of directors of an independent director with environmental expertise. The Proposal sets forth a standard for determining whether the person to be nominated as the environmental expert is independent. This independence test, set forth in the language of the Proposal itself, provides that a director is independent if he or she does not fall into one of seven specified categories (the "Proponent's Standards"). However, the Proponent's supporting statement identifies an alternative independence test to be satisfied – the standards contained in the New York Stock Exchange's Listed Company Manual (the "NYSE Standards"). The NYSE Standards are also the standards that the Company is required to apply in its proxy statement and other disclosures regarding director independence under Item 407(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended, and the Exchange Act.

The conflicts existing between the Proponent's Standards and the NYSE Standards render the Proposal inherently vague and indefinite such that neither the shareholders voting on the Proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Proposal is subject to materially differing interpretations because the Proponent's Standards differ in several key respects from the NYSE Standards. For example, under the NYSE Standards, a director who has received more than $120,000 in direct compensation from the listed company is not independent. However, under the Proponent's Standards, the receipt of $100,000 or more as a result of a "business relationship" would disqualify a director from being independent. It would thus be possible for a person to satisfy the NYSE Standards for independence, but not satisfy the Proponent's Standards, making it uncertain as to whether such director would be independent under the terms of the Proposal.

The Proponent's Standards would also disqualify a director from being independent if he or she was employed at any time in the three years preceding such person's election to the board by a public company at which an executive officer of Dominion serves as a director. The NYSE Standards would only require a disqualification of independence if the employment of the director was as an executive officer of that other company, and one of Dominion's officers serves or served on that other company's compensation committee, not just its board generally. Again, it would thus be possible for a person to satisfy the NYSE Standards for independence, but not satisfy the Proponent's Standards, making it uncertain as to whether such director would be independent under the terms of the Proposal.

The NYSE Standards contain provisions that pertain to a director's involvement with the listed company's external auditor, which is wholly unaddressed by the Proponent's Standards. Here, it would be possible for a person to satisfy the Proponent's Standards for independence, but not satisfy the NYSE Standards, making it uncertain as to whether such director would be independent under the terms of the Proposal. This is also indicative of the fact that the Proponent's Standards do not simply contain additional independence standards that are meant to be combined with the NYSE Standards to create heightened independence criteria for the environmental expert director, but rather, is a wholly separate and different set of standards.

In addition to the uncertainty created by the fact that it is unclear which of the two independence standards the Proponent intends to apply to the new environmental expert director, and the impossibility of applying both, there is additional uncertainty in that it is possible that the Proponent did not intend to create a new independence standard at all, but rather made significant errors in describing the existing standard to which the Company's current independent directors must conform. The NYSE Standards are the independence test that the rules promulgated under the securities laws require the Company to use when assessing the independence of its directors for disclosure purposes in its Annual Report on Form 10-K and/or in its Proxy Materials. Specifically, the applicable rule, Item 407(a) of Regulation S-K, provides that a registrant listed on a national securities exchange must make its determinations as to the independence of a director "in compliance with the listing standards applicable to the registrant." Because the Company's securities are listed on the New York Stock Exchange, the Company is already legally required to apply the NYSE Standards to assess independence. Thus, because the Proponent's Standards differ so materially from the NYSE Standards (as described above), a possible result of including the Proposal in the Proxy Materials would be to mislead the Company's shareholders as to the nature of the current independence standards currently applicable to independent directors.

The Staff has previously allowed the exclusion of shareholder proposals where the proposal is subject to materially differing interpretations on the grounds that neither the shareholders nor the company would be able to determine with reasonable certainty what actions or measures the proposal requires. *General Electric Company* (January 15, 2015) (allowing the exclusion of a proposal where the proposal to separate the CEO and chairman positions relied upon a reference to an external standard that could not reasonably be understood by shareholders reading the proposal); *FirstEnergy Corp.* (February 21, 2013) (permitting the exclusion of a proposal asking for the adoption of a policy prohibiting the acceleration of vesting of any future equity pay where the company alleged that key terms were not defined and the proposal was subject to multiple, plausible interpretations); *General Electric Company* (January 14, 2013) (permitting the exclusion of a proposal requesting that vested option shares be returned to the company following the holder's death where the company made similar objections); and *Prudential Financial, Inc.* (February 16, 2007) (permitting the exclusion of a proposal urging the board to seek shareholder approval for certain management incentive compensation plans as vague and indefinite where the company argued, among other things, that the proposal was "subject to at least two different interpretations"). Like these excludable proposals, the Proposal is impermissibly vague and indefinite, and therefore, materially misleading in violation of Rule 14a-9 and the Company may exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(3).

II. Rule 14a-8(i)(6) – the Proposal may be excluded because the Company would lack the authority to implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." The Company lacks the power or authority to implement the Proposal because it cannot assure that a director satisfies the applicable criteria at all times. The Proposal requires the appointment of an individual to the Company's board of directors that is independent and satisfies certain criteria with respect to his or her environmental expertise, namely, that he or she have "a high level of expertise in climate science and other environmental matters regarding [the] use of renewable resources to produce electricity" and be widely recognized "in the business, scientific, climate science and environmental communities as an authority in these fields."

The Proposal contains language allowing the Company's board to make exceptions in extraordinary circumstances to the requirement that the environmental expert director be independent. However, this exception is only applicable to the independence requirement; there are no opportunities or mechanisms to cure a violation of the standards regarding environmental expertise requested in the Proposal. In 2005, the Staff, after considering a number of shareholder proposals pertaining to a particular director qualification (independence), and accompanying requests for no action relief by companies seeking to exclude such proposals, provided its analysis with respect to such proposals. Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). The Staff stated that while it did not agree with the argument made by a number of companies that such companies are unable to ensure the election of independent directors, it did agree that a board lacks the power to ensure that any director will retain his or her independence at all times. SLB 14C. The Staff further provided that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, [it would] permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." SLB 14C. Accordingly, the Staff has acted consistently with these statements. See *Exxon Mobil Corporation* (January 21, 2010) (permitting the exclusion of a proposal requiring an independent board chairperson where the proposal did not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal); *Allied Waste Industries, Inc.* (March 21, 2005) (permitting the exclusion of a proposal that did not provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal); *Merck & Co., Inc.* (December 29, 2004) (refusing to allow exclusion of a proposal that did provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal); and *The Walt Disney Co.* (November 24, 2004) (refusing to allow exclusion of a proposal that did provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal).

While the Proponent has crafted the language of the Proposal to comply with the Staff's policies and previous decisions pertaining to a board's inability to maintain the independence of its directors at all times, the environmental criteria, as additional appointment criteria, are no less subject to Rule 14a-8(i)(6) and the Staff's interpretations thereof. That is, the Proposal is excludable because there is no opportunity or mechanism for Dominion's board to cure a violation of the environmental expertise standards requested in the Proposal. It is plausible, and perhaps even likely, that because of rapid advancements being made in the area of renewable resource electricity-generation technologies and/or the scientific community's continuing and evolving understanding of how the climate operates and is impacted by manmade and other phenomena (like volcanoes and solar flares) that during a director's service, especially if over multiple terms, such director may at some point no longer qualify as having "a high level of expertise" in these areas. Moreover, as a result of these changes, and/or other developments over which the director has little to no control, the recognition of such director as an authority by the business, scientific, climate science and environmental communities may erode slowly or be subject to rapid change. For example, it is possible that earlier scholarship or studies prepared, authored or otherwise overseen by an environmental expert appointed to Dominion's board may be proven to be incorrect, and/or his or her predictions may prove to be inaccurate; in either case, it is conceivable that such director's standing among the applicable communities might deteriorate, either rapidly or slowly, to such a point at which it would not be possible to conclude such director continues to be "an authority" in these fields. Accordingly, like independence, the environmental expertise director qualification criteria should be subject to the same requirements that apply to independence – an opportunity or mechanism to cure a violation of the standard requested in the proposal must be provided. Because the Proposal does not include this with respect to such criteria, we believe that the Proposal may be excluded because the Company would lack the power or authority to implement the proposal.

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 819-2139 or at meredith.s.thrower@dom.com or Jane Whitt Sellers at (804) 775-1054 or at jsellers@mcguirewoods.com.

Sincerely,



Meredith Sanderlin Thrower
Senior Counsel – Corporate Finance, Securities and M&A

Enclosures
cc: Karen W. Doggett, Assistant Corporate Secretary and Director – Governance
Ms. Joyce A. Loving

Exhibit A

Correspondence

Karen Doggett (Services - 6)

From:	Joy Loving ***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Thursday, November 19, 2015 7:49 AM
To:	Carter Reid (Services - 6)
Cc:	Karen Doggett (Services - 6)
Subject:	Proposed 2016 Shareholder Resolution
Attachments:	Submittal Letter for Loving Proposed 2016 Shareholder Resolution.pdf; Loving Proposed 2016 Shareholder Resolution.pdf

Hello Ms. Reid:
Attached are my submittal letter and proposed resolution. Please contact me with any questions. Many thanks.

Joy(ce) Loving

Joyce A Loving

FISMA & OMB MEMORANDUM M-07-16

November 19, 2015

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution that I hereby submit for inclusion in the 2016 proxy statement for the 2016 Dominion shareholders' meeting. Because I am sending you the resolution and this letter via email (at Carter.Reid@dom.com), these two documents are separate attachments to my email message.

I am a current stockholder in Dominion Resources, with well over $2,000 in shares continuously since well prior to November 20, 2014. I intend to hold the shares past the date of the 2016 shareholders' meeting. I hold these shares directly with Dominion and via certificate; the account number is ***FISMA & OMB MEMORANDUM M-07-16*** Please access the account to verify my holdings; they are jointly held with my spouse, Lloyd L Pollitt. Per my email correspondence with you and Ms. Doggett last year, I am assuming that you are able to confirm my share ownership status without my providing additional information. Please inform me promptly if that is not the case.

I am happy to conduct all correspondence on this matter via email. Thank you for your time and attention.

Sincerely,

Joyce A Loving

Attachment: Shareholder proposal
(Included in email transmission)

Cc: Karen Doggett (Karen.Doggett@dom.com)

WHEREAS:

Climate-science/environmental expertise is critical to Dominion's success, because of the significant climate risks and other environmental issues associated with its operations. Dominion does not have an independent director with climate-science/environmental expertise and designated responsibility for climate risk/environmental matters. Dominion's ability to demonstrate that its climate risk assessments and environmental policies and practices are consistent with internationally accepted standards can lead either to successful business planning or to difficulties in raising new capital and obtaining necessary licenses.

Dominion stakeholders are increasingly concerned about devastation and costs resulting from contributions to severe weather events from global climate change. A leading cause of climate change is man-made carbon emissions from burning fossil fuels. Dominion is the largest industrial source of carbon emissions in Virginia. The company must mitigate environmental challenges and manage climate risk in an effective, strategic and transparent manner to minimize its operations' adverse environmental impacts.

Climate risk/environmental management is critical to the company's future success and must be part of strategic planning. Dominion would benefit by addressing the climate risk/environmental impact of its business at the most strategic level. An authoritative figure with acknowledged climate science expertise and standing would enable Dominion to address environmental issues more effectively, including climate risk and other environmental and health impacts of such large projects as the currently proposed VA pipelines. This expert would also help ensure focus at the highest levels on the development of climate risk/environmental standards for all new and ongoing projects and strengthen Dominion's ability to demonstrate the seriousness with which it addresses climate risk/environmental issues.

The independent director* would:

- Have a high level of expertise in climate science and other environmental matters relevant to use of renewable resources to produce electricity and have wide recognition in the business, scientific, climate science, and environmental communities as an authority in these fields; and
- Qualify, subject to exceptions in extraordinary circumstances explicitly specified by the Board, as an independent director* under the standards applicable to Dominion as an NYSE-listed company.

RESOLVED:

Shareholders request that as elected board directors' terms of office expire, at least one expert independent director* is recommended for Board Election satisfying the described criteria.

*A director is "independent" if, during the preceding three years, he or she was NOT

- affiliated with a company that was an advisor or consultant to Dominion;
- employed by or had personal service contract(s) with Dominion or its senior management;
- affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from Dominion;
- in a business relationship with Dominion worth at least $100,000 annually;
- employed by a public company at which an executive officer of Dominion serves as a director;
- in a relationship of the sorts described herein with any affiliate of Dominion; and
- a spouse, parent, child, sibling or in-law of any person described above.

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Saturday, November 21, 2015 9:50 AM
To: Joy Loving
Subject: Re: Proposed 2016 Shareholder Resolution

Dear Ms. Loving:

By way of this email, I am confirming receipt of your proposal.

Regards,

Karen Doggett

Sent from my iPhone

On Nov 19, 2015, at 7:50 AM, Joy Loving ***FISMA & OMB MEMORANDUM M-07-16*** wrote:

> Hello Ms. Reid:
> Attached are my submittal letter and proposed resolution. Please contact me with any questions. Many thanks.
>
> Joy(ce) Loving
>
> <Submittal Letter for Loving Proposed 2016 Shareholder Resolution.pdf>
>
> <Loving Proposed 2016 Shareholder Resolution.pdf>